MANHATTAN MINERALS CORP.
NEWS RELEASE

July 19, 2004	Toronto Stock Exchange
Trading Symbol: MAN

Company Exercises Option Agreement on Papayo Concessions and Retains Lancones Concessions.

    Manhattan Minerals Corp. ("Manhattan") is pleased to announce that it has exercised the purchase option to acquire 51% of the mining rights to the Papayo Concessions in Northern Peru. The Company has also retained its 100% interest in the Lancones Concessions. The Lancones Concessions adjoin the Tambogrande Concessions and surround the Papayo Concessions.

    The Papayo Concessions, where the Company has invested approximately US$2,300,000 in exploration and paid US$300,000 in option rights, are comprised of 7 concessions aggregating 3,200 ha. and contain the previously drilled B-5 massive sulphide deposit and other high priority massive sulphide exploration targets. The B-5 deposit, where the Company has completed drilling 14 holes, includes a hole intercepting 53 meters of mineralization averaging 4.6% copper and 17 g/t silver and another hole intercepting 86 meters of mineralization averaging 2.7% copper and 19 g/t silver. These results confirm that the B-5 deposit hosts high-grade copper mineralization.

    As required by the purchase option agreement, Manhattan and Cedimin will incorporate a new company, Minera Papayo S.A.C. ("Minera Papayo"), within 30 days to hold the Papayo Concessions, with Manhattan holding a 51% interest in Minera Papayo and Cedimin holding 49%. Manhattan will complete the balance of the US$4,950,000 investment committed in the Option Agreement, which is approximately US$2,650,000. There is no established time line for this remaining investment. Minera Papayo's budgets will be fully funded by Manhattan until the remaining US$2,650,000 is invested. The US$10,000,000 funding of the "second stage" of exploration over 5 years will commence 90 days after Manhattan has completed its full US$4,950,000 investment. If Cedimin does not contribute its share of expenditures in the second stage, its interest in Minera Papayo may be diluted to as low as 20%, while Manhattan may increase its interest to as high as 80% by contributing more than its share of the US$10,000,000.

    The importance of retaining the Lancones Concessions is substantiated by gravity surveying which indicated the anomalous northwest trend to have numerous geophysical anomalies some of which are equal in character to the geophysical expressions of Tambogrande and the B-5 deposit. This anomalous northwest trend, associated with the B-5 deposit, extends 700 meters beyond the Papayo Concessions property boundary north into the Lancones Concessions area. Maintaining these property interests is an important part of the Company's strategy of maximizing the value of its existing assets, while acquiring additional mineral properties of known potential in other areas of the world.

For further information please contact:
Peter J. Guest	Larry Glaser
President & CEO	Executive Chairman
Tel: (604) 669-3397, www.manhattan-min.com